Subject to Completion, Pricing Supplement dated April 29, 1998

PROSPECTUS Dated March 26, 1998                   Pricing Supplement No. 13 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-46935
Dated March 26, 1998                                    Dated           , 1998
                                                                Rule 424(b)(3)

                                $25,000,000
                     Morgan Stanley Dean Witter & Co.
                        MEDIUM-TERM NOTES, SERIES C
                          Senior Fixed Rate Notes
  Reset Performance Equity-linked Redemption Quarterly-pay Securities(SM)
                            ("Reset PERQS(SM)")

                      % RESET PERQS DUE MAY   , 2000

    Reset PERQS Mandatorily Exchangeable For Shares of Common Stock of
                          APPLIED MATERIALS, INC.

               The    % Reset PERQS due May   , 2000 (the "Reset PERQS") are
Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Dean Witter & Co. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Exchangeable Notes."

               The principal amount of each of the Reset PERQS being offered
hereby will be $       (the Market Price of the common stock, $0.01 par value,
of Applied Materials, Inc. ("Applied Materials") on May        , 1998) (the
"Initial AMAT Price").  The Reset PERQS will mature on May   , 2000.  Interest
on the Reset PERQS, at the rate of     % of the principal amount per annum
(equivalent to $      per annum per Reset PERQS), is payable quarterly in
arrears on each February   , May   , August   and November   , beginning
August   , 1998.

               At maturity upon delivery of each Reset PERQS to the Trustee,
each $       principal amount of such Reset PERQS will be applied by the
Company as payment for a number of shares of the common stock of AMAT (the "AMAT Stock") at the then applicable Exchange Ratio. The Exchange Ratio, initially set at 1.0, is subject to adjustment on the First Year Determination Date and at maturity in order to cap the value of the AMAT Stock to be
received upon delivery of the Reset PERQS at $      per $      principal
amount of each Reset PERQS (           % of the Issue Price). Solely for
purposes of adjustment upon the occurrence of certain corporate events, the number of shares of AMAT Stock to be delivered will also be adjusted by an Exchange Factor, initially set at 1.0. See "Exchange at Maturity," "Exchange Factor" and "Antidilution Adjustments" in this Pricing Supplement.

               If the Market Price per share of AMAT Stock on May          ,
1999 (as defined herein, the "First Year Closing Price") is less than or equal
to       % of the Initial AMAT Price (the "First Year Cap Price"), no
adjustment to the Exchange Ratio will be made at such time. If the First Year Closing Price exceeds the First Year Cap Price, the Exchange Ratio will be adjusted so that the new Exchange Ratio will equal the product of (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the First Year Cap Price and the denominator of which will be the First Year Closing Price. In addition, on the First Year Determination Date, the Calculation Agent will establish the "Second Year Cap Price" that will be
equal to the greater of (x)        % of the First Year Closing Price and (y)
the First Year Cap Price. If the Market Price at maturity (as defined herein, the "Maturity Price") is less than or equal to the Second Year Cap Price, no further adjustment to the Exchange Ratio will be made. If the Maturity Price exceeds the Second Year Cap Price, the existing Exchange Ratio will be adjusted so that the final Exchange Ratio will equal the product of (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the Second Year Cap Price and the denominator of which will be the Maturity Price. See "Exchange at Maturity" and "Hypothetical Payments on the Reset PERQS" in this Pricing Supplement.

               The opportunity for appreciation afforded by an investment in the Reset PERQS is less than that afforded by an investment in the AMAT Stock because at maturity a holder may receive less than one share of AMAT Stock per Reset PERQS if the Exchange Ratio has been adjusted to cap the value of the AMAT Stock to be received upon delivery of the Reset PERQS. The value of the AMAT Stock received by a holder of the Reset PERQS upon exchange at maturity, determined as described herein, may be more or less than the principal amount of the Reset PERQS. See "Hypothetical Payments on the Reset PERQS" in this Pricing Supplement.

               Applied Materials is not affiliated with the Company, is not involved in this offering of Reset PERQS and will have no obligations with respect to the Reset PERQS. See "Historical Information" in this Pricing Supplement for information on the range of Market Prices for AMAT Stock.

               The Company will cause the Market Price, any adjustments to the Exchange Ratio, the Exchange Factor and any other antidilution adjustments to be determined by the Calculation Agent for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

               An investment in the Reset PERQS entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-6 through PS-9 herein.

               Application will be made to list the Reset PERQS on the American Stock Exchange, Inc. ("AMEX"), subject to meeting the AMEX listing requirements. It is not possible to predict whether the Reset PERQS will meet the AMEX listing requirements or trade in the secondary market or if such market will be liquid or illiquid.

                         ------------------------
                        PRICE $    PER RESET PERQS
                         ------------------------

                         Price to             Agent's           Proceeds to
                       Public(1)(2)      Commissions(3)(4)      Company(1)
                       ------------      -----------------      -----------
Per Reset PERQS...          $                    $                   $
Total.............          $                    $                   $


------------
(1) Plus accrued interest, if any, from           , 1998.
(2) The price to public for investors purchasing greater than or equal to 50,000 Reset PERQS in any single transaction will be $ per Unit (98.50%
    of the Issue Price), subject to the holding period requirement described under "Supplemental Information Concerning Plan of
    Distribution" herein.
(3) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.
(4) The underwriting discounts and commissions for investors purchasing
    greater than or equal to 50,000 Reset PERQS will be $       per
    Unit (    %).

                        MORGAN STANLEY DEAN WITTER

Information contained in this preliminary pricing supplement is subject to completion or amendment. These securities may not be delivered prior to the time a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                   (This page intentionally left blank)



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE RESET PERQS OR THE AMAT STOCK. SPECIFICALLY, THE AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE RESET PERQS OR THE AMAT STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL INFORMATION CONCERNING PLAN OF DISTRIBUTION" AND "USE OF PROCEEDS AND HEDGING."

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount..............   $25,000,000

Maturity Date.................   May   , 2000

Interest Rate.................      % per annum (equivalent to $     per annum
                                 per Reset PERQS)

Interest Payment Dates........   Each February   , May   , August   and
                                 November   , beginning August   , 1998.

Specified Currency............   U.S. Dollars

Issue Price...................   $          per Reset PERQS

Initial AMAT Price............   $

Original Issue Date
  (Settlement Date)...........         , 1998

CUSIP.........................   617446331

Book Entry Note or
  Certificated Note...........   Book Entry

Senior Note or Subordinated
  Note........................   Senior

Denominations.................   $        and integral multiples thereof

Trustee.......................   The Chase Manhattan Bank

Agent.........................   Morgan Stanley & Co. Incorporated

First Year Cap Price..........   $    (      % of the Initial AMAT Price)

First Year Determination Date.   May  , 1999 (or if such date is not a Trading
                                 Day on which no Market Disruption Event
                                 occurs, the immediately succeeding Trading
                                 Day on which no Market Disruption Event
                                 occurs)

First Year Closing Price......   First Year Closing Price means the product of
                                 (i) the Market Price of one share of AMAT
                                 Stock and (ii) the Exchange Factor, each determined as of the First Year Determination
                                 Date.

Second Year Cap Price.........   Second Year Cap Price means the greater of
                                 (x)        % of the First Year Closing Price
                                 and (y) the First Year Cap Price.  See
                                 "Exchange at Maturity" below.

Maturity Price................   Maturity Price means the product of (i) the
                                 Market Price of one share of AMAT Stock and
                                 (ii) the Exchange Factor, each determined as of the second scheduled Trading Day immediately prior to maturity.

Exchange at Maturity..........   At maturity (including as a result of
                                 acceleration or otherwise), upon delivery of
                                 each Reset PERQS to the Trustee, each $
                                 principal amount of such Reset PERQS will be
                                 applied by the Company as payment for a
                                 number of shares of AMAT Stock at the Exchange
                                 Ratio.  The Exchange Ratio, initially set at
                                 1.0,  is subject to adjustment on the First
                                 Year Determination Date and at maturity in
                                 order to cap the value of the AMAT Stock to
                                 be received upon delivery of the Reset PERQS
                                 at $       per principal amount of each Reset
                                 PERQS (           % of the Initial AMAT
                                 Price). Solely for purposes of adjustment upon the occurrence of certain corporate events, the number of shares of AMAT Stock to be delivered at maturity will also be adjusted by an Exchange Factor, initially set at 1.0. See "Exchange Factor" and
                                 "Antidilution Adjustments" below.

                                 If the First Year Closing Price is less than
                                 or equal to        % of the Initial AMAT
                                 Price (the "First Year Cap Price"), no
                                 adjustment to the Exchange Ratio will be made at such time. If the First Year Closing
                                 Price exceeds the First Year Cap Price, the
                                 Exchange Ratio will be adjusted so that the
                                 new Exchange Ratio will equal the product of
                                 (i) the existing Exchange Ratio and (ii) a
                                 fraction the numerator of which will be the
                                 First Year Cap Price and the denominator of
                                 which will be the First Year Closing Price.
                                 In addition, on the First Year Determination
                                 Date, the Calculation Agent will establish
                                 the "Second Year Cap Price" that will be equal
                                 to the greater of (x)        % of the First
                                 Year Closing Price and (y) the First Year Cap Price. Notice of the Second Year Cap Price and of any such adjustment to the Exchange Ratio shall promptly be sent by first-class mail to The Depository Trust Company, New York, New York (the "Depositary"). If the Maturity Price is less than or equal to the Second Year Cap Price, no further adjustment to the Exchange Ratio will be made. If the Maturity Price exceeds the Second Year Cap Price, the existing Exchange Ratio will be adjusted so that the final Exchange Ratio will equal the product of (i) the existing Exchange Ratio and (ii) a fraction the numerator of which will be the Second Year
                                 Cap Price and the denominator of which will be the Maturity Price. See "Hypothetical Payments on the Reset PERQS" below.

                                 All calculations with respect to the Exchange Ratios for the Reset PERQS will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upwards (e.g. .876545 would be rounded to .87655); all calculations with respect to the Second Year Cap Price will be rounded to the nearest ten-thousandth, with five one-hundred-thousandths rounded upwards (e.g.
                                 $12.34567 would be rounded to $12.3457);
                                 and all dollar amounts related to payments at maturity resulting from such calculations will be rounded to the nearest cent with one-half cent being rounded upwards.

                                 The Company shall, or shall cause the
                                 Calculation Agent to, (i) provide written notice to the Trustee and to the Depositary, on or prior to 10:30 a.m. on the Trading Day immediately prior to maturity of the Reset PERQS, of the amount of AMAT Stock to be delivered with respect to each $ principal amount of each Reset PERQS and (ii) deliver such shares of AMAT Stock (and cash in respect of interest and any fractional shares of AMAT Stock) to the Trustee for delivery to the holders. The Calculation Agent shall determine the Exchange Ratio applicable at the maturity of the Reset PERQS and calculate the Exchange Factor. References to payment "per Reset PERQS" refer to each $
                                       principal amount of any Reset PERQS.

No Fractional Shares..........   Upon delivery of the Reset PERQS to the
                                 Trustee at maturity (including as a result of acceleration or otherwise), the Company will pay cash in lieu of issuing fractional shares of AMAT Stock in an amount equal to the corresponding fractional Market Price of such fraction of a share of AMAT Stock as determined by the Calculation Agent as of the second scheduled Trading Day prior to maturity of the Reset PERQS.

Exchange Factor...............   The Exchange Factor will be set initially at
                                 1.0, but will be subject to adjustment upon the occurrence of certain corporate events through and including the second scheduled
                                 Trading Day immediately prior to maturity.
                                 See "Antidilution Adjustments" below.

Market Price..................   If AMAT Stock (or any other security for
                                 which a Market Price must be determined) is listed on a national securities exchange, is a security of The Nasdaq National Market
                                 ("NASDAQ NMS") or is included in the OTC
                                 Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the
                                 Market Price for one share of AMAT Stock (or one unit of any such other security) on any Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which AMAT Stock (or such other security) is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC
                                 Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the Market Price for any Trading
                                 Day shall be the mean, as determined by the Calculation Agent, of the bid prices for AMAT
                                 Stock (or such other security) obtained from as many dealers in such stock, but not exceeding three, as will make such bid prices available to the Calculation Agent. The term
                                 "NASDAQ NMS security" shall include a
                                 security included in any successor to such system and the term "OTC Bulletin Board
                                 Service" shall include any successor service thereto.

Trading Day...................   A day, as determined by the Calculation
                                 Agent, on which trading is generally
                                 conducted on the New York Stock Exchange
                                 ("NYSE"), the AMEX, the NASDAQ NMS, the
                                 Chicago Mercantile Exchange, and the Chicago
                                 Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

Acceleration Event............   If on any date the product of the Market
                                 Price per share of AMAT Stock and the
                                 Exchange Factor is less than $2.00, the
                                 maturity date of the Reset PERQS will be
                                 deemed to be accelerated to such date, and
                                 each $        principal amount of each Reset
                                 PERQS will be applied by the Company as
                                 payment for a number of shares of AMAT Stock at the then current Exchange Ratio, as adjusted by the then current Exchange Factor.
                                 See also "Antidilution Adjustments" below.

Calculation Agent.............   Morgan Stanley & Co. Incorporated and its
                                 successors ("MS & Co.")
                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation
                                 Agent and the holders of the Reset PERQS, including with respect to certain determinations and judgments that the
                                 Calculation Agent must make in making
                                 adjustments to the Exchange Factor or other antidilution adjustments or determining any
                                 Market Price or whether a Market Disruption
                                 Event has occurred. MS & Co. is obligated to carry out its duties as Calculation Agent in good faith using its reasonable judgment.
                                 See "Antidilution Adjustments" and "Market
                                 Disruption Event" below.

Risk Factors..................   An investment in the Reset PERQS entails
                                 significant risks not associated with similar investments in a conventional debt security, including those set forth below. In accordance with AMEX requirements, the Agent and any dealer may only sell Reset PERQS to investors whose accounts have been specifically approved by such Agent or dealer for trading equity-linked securities.

                                 The Reset PERQS combine features of equity and debt instruments. For example, the terms of the Reset PERQS differ from those of debt securities in that the value of the AMAT Stock that a holder of the Reset PERQS will receive upon mandatory exchange of the principal amount thereof at maturity is not fixed, but is based on the price of the AMAT Stock on the First Year Determination Date and at maturity of the Reset PERQS. Because the price of the AMAT Stock is subject to market fluctuations and because the Exchange Ratio will be adjusted to cap the value of the AMAT Stock to be received upon delivery of the Reset PERQS, the value of the AMAT Stock received by a holder of Reset PERQS upon exchange at maturity, determined as described herein, may be more or less than the principal amount of the Reset PERQS. The amount receivable upon exchange will be less than the principal amount of the Reset PERQS if the Maturity Price of the AMAT Stock is
                                 (x) less than the Initial AMAT Price or (y) not sufficiently above the Initial AMAT Price following any adjustment of the Exchange Ratio on the First Year Determination Date. In either case, an investment in the Reset PERQS would result in a loss. See "Hypothetical Payments on the Reset PERQS" below.

                                 The opportunity for capital appreciation
                                 afforded by an investment in the Reset PERQS
                                 is less than that afforded by an investment in AMAT Stock because of the First and Second Year Cap Prices and because at maturity a holder may receive less than one share of
                                 AMAT Stock per Reset PERQS if the Exchange
                                 Ratio has been adjusted to cap the value of
                                 the AMAT Stock to be received upon delivery
                                 of the Reset PERQS. In addition, because the Exchange Ratio and the Maturity Price are determined as of the second scheduled Trading Day prior to maturity of the Reset PERQS and because the price of AMAT Stock may fluctuate after such Trading Day and prior to its delivery at maturity, the value of any AMAT Stock delivered at maturity may be less than the value of such AMAT Stock on such Trading Day. The amount payable at maturity with respect to each Reset PERQS, determined as of the second scheduled Trading Day prior to maturity, will not under any circumstances
                                 exceed $          per Reset PERQS.

                                 Although the amount that holders of the Reset PERQS are entitled to receive at maturity is subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the Market Price of the AMAT Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the AMAT Stock by Applied Materials or any third party.
                                 Such other events may adversely affect the market value of the Reset PERQS.

                                 The Notes are not currently listed on any exchange, but the Company intends to apply to list the Reset PERQS on the AMEX, subject to meeting the AMEX listing requirements. It is not possible to predict whether the Reset PERQS will meet the AMEX listing requirements, and there can be no assurance as to whether there will be a secondary market in the Reset PERQS or, if there were to be such a secondary market, how the Reset PERQS will trade in the secondary market or whether such market will be liquid or illiquid. Securities with characteristics similar to the Reset PERQS are novel securities, and there is currently no secondary market for the Reset PERQS. The market value for the Reset PERQS will be affected by a number of factors in addition to the creditworthiness of the Company and the value of AMAT Stock, including, but not limited to, the volatility of AMAT Stock, the dividend rate on AMAT Stock, market interest and yield rates and the time remaining to the maturity of the Reset PERQS. In addition, the value of AMAT Stock depends on a number of interrelated factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which Applied Materials is a part and over which the Company has no control. The market value of the Reset PERQS is expected to depend primarily on changes in the Market Price of AMAT Stock. The price at which a holder will be able to sell Reset PERQS prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the Market Price of AMAT Stock is below, equal to or not sufficiently above the Initial AMAT Price. The historical Market Prices of AMAT Stock should not be taken as an indication of AMAT Stock's future performance during the term of any Reset PERQS.

                                 The Company is not affiliated with Applied
                                 Materials and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Applied Materials, corporate events of Applied Materials, including those described below in "Antidilution Adjustments," are beyond the Company's ability to control and are difficult to predict.

                                 Applied Materials is not involved in the offering of the Reset PERQS and has no obligations with respect to the Reset PERQS, including any obligation to take the interests of the Company or of holders of Reset PERQS into consideration for any reason. Applied Materials will not receive any of the proceeds of the offering of the Reset PERQS made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Reset PERQS offered hereby.

                                 Holders of the Reset PERQS will not be
                                 entitled to any rights with respect to the AMAT Stock (including, without limitation, voting rights, the rights to receive any dividends or other distributions in respect thereof and the right to tender or exchange AMAT Stock in any partial tender or exchange offer by Applied Materials or any third party) until such time as the Company shall deliver shares of AMAT Stock to holders of the Reset PERQS at maturity.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Reset PERQS, including with respect to certain adjustments to the Exchange Factor and other antidilution adjustments that may influence the determination of the amount of AMAT Stock or other property receivable at the maturity of the Reset PERQS. See "Antidilution Adjustments" and "Market Disruption Event."

                                 It is suggested that prospective investors who consider purchasing the Reset PERQS should reach an investment decision only after carefully considering the suitability of the Reset PERQS in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Reset PERQS. No statutory, judicial or administrative authority definitively addresses the characterization for U.S. federal income tax purposes of the Reset PERQS or instruments similar to the Reset PERQS. As a result, significant aspects of the U.S. federal income tax treatment of an investment in the Reset PERQS are uncertain. No ruling has been or will be requested from the Internal Revenue Service ("IRS") with respect to the Reset PERQS and no assurance can be given that the IRS or a court will agree with the analysis set forth herein. See "United States Federal Income Taxation" below.

Antidilution Adjustments......   The Exchange Factor will be adjusted as
                                 follows:

                                      1.  If AMAT Stock is subject to a
                                 stock split or reverse stock split, then once such split has become effective, the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of AMAT Stock.

                                      2.  If AMAT Stock is subject to a
                                 stock dividend (issuance of additional
                                 shares of AMAT Stock) that is given
                                 ratably to all holders of shares of AMAT
                                 Stock, then once the dividend has become effective and AMAT Stock is trading ex-dividend, the Exchange Factor will be adjusted so that the new Exchange Factor shall equal the prior Exchange Factor plus the product of (i) the number of shares issued with respect to one share of AMAT Stock and (ii) the prior Exchange Factor.

                                      3.  There will be no adjustments to
                                 the Exchange Factor to reflect cash
                                 dividends or other distributions paid with respect to AMAT Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to AMAT Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary
                                 Dividend for AMAT Stock by an amount equal to at least 10% of the Market Price of AMAT Stock on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to AMAT Stock, the Exchange Factor with respect to AMAT Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Factor will equal the product of
                                 (i) the then current Exchange Factor and
                                 (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for AMAT Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary
                                 Dividend for AMAT Stock or (ii) in the
                                 case of cash dividends or other
                                 distributions that do not constitute
                                 quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the AMAT Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Exchange Factor pursuant only to clause (v) of paragraph 5.

                                      4.  If Applied Materials issues
                                 rights or warrants to all holders of AMAT
                                 Stock to subscribe for or purchase AMAT
                                 Stock at an exercise price per share less than the Market Price of the AMAT Stock on both (i) the date the exercise price of such rights or warrants is determined and
                                 (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Reset PERQS, then the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and a fraction, the numerator of which shall be the number of shares of AMAT Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of AMAT Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of AMAT Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of AMAT Stock which the aggregate offering price of the total number of shares of AMAT Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                      5.  If (i) there occurs any
                                 reclassification of AMAT Stock, (ii)
                                 Applied Materials or any surviving entity or subsequent surviving entity of Applied Materials (an "Applied Materials Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Applied Materials or any Applied Materials Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Applied Materials is liquidated, (v) Applied Materials issues to all of its shareholders equity securities of an issuer other than Applied Materials (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of AMAT Stock (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable upon exchange at maturity for each Reset PERQS will be adjusted to provide that each holder of Reset PERQS will receive at maturity, in respect of each $ principal amount of each Reset PERQS, securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of AMAT Stock with respect to which the spun-off security was issued (collectively, the "Exchange Property") in an amount with a value equal to (a) if the Exchange Ratio has not been adjusted prior to maturity, the Transaction Value or (b) if the Exchange Ratio has been adjusted, an amount equal to the product of the final Exchange Ratio and the Transaction Value. In addition, following a Reorganization Event, the method of determining the Maturity Price will be adjusted so that the Maturity Price will mean the Transaction Value as of the second scheduled Trading Day immediately prior to maturity, and if the Reorganization Event occurs prior to the First Year Determination Date, the First Year Closing Price will mean the Transaction Value determined as of the First Year Determination Date. Notwithstanding the above, if the Exchange Property received in any such
                                 Reorganization Event consists only of
                                 cash, the maturity date of the Reset PERQS will be deemed to be accelerated to the date on which such cash is distributed to holders of AMAT Stock and holders will receive in lieu of any AMAT Stock and as liquidated damages in full satisfaction of the Company's obligations under the Reset PERQS the product of (i) the Transaction Value as of such date and (ii) the then current Exchange Ratio adjusted as if such date were the next to occur of either the First Year Determination Date or the second scheduled Trading Day prior to maturity. If Exchange Property consists of more than one type of property, holders of Reset PERQS will receive at maturity a pro rata share of each such type of Exchange Property. "Transaction Value" at any date means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of AMAT Stock, as adjusted by the Exchange Factor,
                                 (ii) for any property other than cash or securities received in any such Reorganization Event, the market value, as determined by the Calculation Agent, as of the date of receipt, of such Exchange Property received for each share of AMAT Stock, as adjusted by the Exchange Factor and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price, as of the date on which the Transaction Value is determined, per share of such security multiplied by the quantity of such security received for each share of AMAT Stock, as adjusted by the Exchange Factor.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 No adjustments to the Exchange Factor will be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor then in effect. The Exchange Factor resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

                                 No adjustments to the Exchange Factor or method of calculating the Exchange Ratio will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the AMAT Stock, including, without limitation, a partial tender or exchange offer for the AMAT Stock.

                                 NOTWITHSTANDING THE FOREGOING, THE AMOUNT
                                 PAYABLE BY THE COMPANY AT MATURITY WITH
                                 RESPECT TO EACH RESET PERQS, DETERMINED AS OF THE SECOND SCHEDULED TRADING DAY PRIOR TO MATURITY, WILL NOT UNDER ANY CIRCUMSTANCES
                                 EXCEED $       PER RESET PERQS OR AN AMOUNT
                                 OF AMAT STOCK HAVING AN EQUIVALENT VALUE AS
                                 OF SUCH SECOND SCHEDULED TRADING DAY.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Exchange Factor or method of calculating the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Exchange Factor or method of calculating the Exchange Ratio upon written request by any holder of the Reset PERQS.

Market Disruption Event.......   "Market Disruption Event" means, with respect
                                 to AMAT Stock:

                                    (i) a suspension, absence or material
                                    limitation of trading of AMAT Stock on the primary market for AMAT Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to AMAT Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Reset PERQS.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in an options contract on AMAT Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to AMAT Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to AMAT Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

AMAT Stock; Public Information   Applied Materials develops, manufactures,
                                 markets and services semiconductor wafer
                                 fabrication equipment and related spare parts
                                 for the worldwide semiconductor industry.
                                 AMAT Stock is registered under the Exchange
                                 Act.  Companies with securities registered
                                 under the Exchange Act are required to file
                                 periodically certain financial and other
                                 information specified by the Securities and
                                 Exchange Commission (the "Commission").
                                 Information provided to or filed with the
                                 Commission can be inspected and copied at the
                                 public reference facilities maintained by the
                                 Commission at Room 1024, 450 Fifth Street,
                                 N.W., Washington, D.C. 20549 or at its
                                 Regional Offices located at Suite 1400,
                                 Citicorp Center, 500 West Madison Street,
                                 Chicago, Illinois 60661 and at Seven World
                                 Trade Center, 13th Floor, New York, New York
                                 10048, and copies of such material can be
                                 obtained from the Public Reference Section of
                                 the Commission, 450 Fifth Street, N.W.,
                                 Washington, D.C. 20549, at prescribed rates.
                                 In addition, information provided to or filed
                                 with the Commission electronically can be
                                 accessed through a Website maintained by the
                                 Commission.  The address of the Commission's
                                 Website is http:/www.sec.gov.    Information
                                 provided to or filed with the Commission by Applied Materials pursuant to the Exchange
                                 Act of 1934 can be located by reference to Commission file number 0-6920. In addition, information regarding Applied Materials may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO THE
                                 RESET PERQS OFFERED HEREBY AND DOES NOT
                                 RELATE TO AMAT STOCK OR OTHER SECURITIES OF
                                 APPLIED MATERIALS. ALL DISCLOSURES CONTAINED IN THIS PRICING SUPPLEMENT REGARDING APPLIED MATERIALS ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO APPLIED MATERIALS IN CONNECTION WITH THE OFFERING OF THE RESET PERQS. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING APPLIED MATERIALS ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF AMAT STOCK (AND THEREFORE THE INITIAL AMAT PRICE, THE FIRST YEAR CAP PRICE AND THE MAXIMUM APPRECIATION AMOUNT) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING APPLIED MATERIALS COULD AFFECT THE VALUE RECEIVED AT MATURITY WITH RESPECT TO THE RESET PERQS AND THEREFORE THE TRADING PRICES OF THE RESET PERQS.

                                 NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY PURCHASER OF RESET PERQS AS TO THE PERFORMANCE OF AMAT STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with Applied Materials, including extending loans to, or making equity investments in, Applied Materials or providing advisory services to Applied Materials, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Applied Materials and, in addition, one or more affiliates of the Company may publish research reports with respect to Applied Materials. The statement in the preceding sentence is not intended to affect the right of holders of the Reset PERQS under the securities laws. Any prospective purchaser of a Reset PERQS should undertake an independent investigation of Applied Materials as in its judgment is appropriate to make an informed decision with respect to an investment in AMAT Stock.

Historical Information........   The following table sets forth the high and
                                 low Market Price during 1995, 1996, 1997 and
                                 1998 through April 20, 1998.  The Market
                                 Price on April 29, 1998 was $35(7)/(8).  The
                                 Market Prices listed below were obtained from Bloomberg Financial Markets and the Company believes such information to be accurate.
                                 The historical prices of AMAT Stock should not be taken as an indication of future performance, and no assurance can be given that the price of AMAT Stock will not decrease so that the beneficial owners of the Reset PERQS will receive at maturity shares of AMAT Stock worth less than the principal amount of the Reset PERQS. Nor can assurance be given that the price of AMAT Stock will increase above the Initial AMAT Price so that at maturity the beneficial owners of the Reset
                                 PERQS will receive an amount in excess of the principal amount of the Reset PERQS.

                            AMAT                         High          Low
                            ----                         ----          ---
             (CUSIP 038222105)
             1995
               First Quarter.....................       15             9 5/8
               Second Quarter....................       21 11/16      13 7/16
               Third Quarter.....................       29 9/16       21 7/16
               Fourth Quarter....................       27 11/16      19 3/8
             1996
               First Quarter.....................       22 1/16       15 11/16
               Second Quarter....................       21 1/8        14 7/8
               Third Quarter.....................       15 3/4        11 1/4
               Fourth Quarter....................       19 7/8        12 15/16
             1997
               First Quarter.....................       27 7/32       17 5/8
               Second Quarter....................       36 11/16      22 7/8
               Third Quarter.....................       54            36 19/32
               Fourth Quarter....................       52 3/4        26 1/8
             1998
               First Quarter.....................       37 7/8        28
               Second Quarter
                 (through April 29, 1998)........       38 7/8        34 1/4


                                 Historical prices have been adjusted for two
                                 2 for 1 stock splits of AMAT stock, which became effective in the fourth quarter of 1995 and the fourth quarter of 1997, respectively.

                                 AMAT has not paid cash dividends on the AMAT
                                 Stock to date.  The Company makes no
                                 representation as to the amount of dividends, if any, that AMAT will pay in the future. In any event, holders of the Reset PERQS will not be entitled to receive dividends, if any, that may be payable on AMAT Stock.

Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Reset PERQS will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Reset PERQS. See also "Use of
                                 Proceeds" in the accompanying Prospectus.

                                 On or prior to the date of this Pricing
                                 Supplement, the Company, through its
                                 subsidiaries or others, may hedge its
                                 anticipated exposure in connection with the Reset PERQS by taking positions in AMAT Stock, in options contracts on AMAT Stock listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging. In the event that the Company pursues such a hedging strategy, the price at which the Company is able to purchase such positions may be a factor in determining the pricing of the Reset PERQS. Purchase activity could potentially increase the price of AMAT Stock, and therefore effectively increase the level to which AMAT Stock must rise before a holder of a Reset PERQS would receive at maturity an amount of AMAT Stock worth as much as or more than the principal amount of the Reset PERQS. Although the Company has no reason to believe that its hedging activity will have a material impact on the price of AMAT Stock, there can be no assurance that the Company will not affect such price as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Reset PERQS by purchasing and selling the securities and instruments listed above and any other available securities and instruments.

Supplemental Information
  Concerning Plan of
  Distribution................   In order to facilitate the offering of the
                                 Reset PERQS, the Agent may engage in
                                 transactions that stabilize, maintain or otherwise affect the price of the Reset PERQS or the AMAT Stock. Specifically, the Agent may overallot in connection with the offering, creating a short position in the Reset PERQS for its own account. In addition, to cover allotments or to stabilize the price of the Reset PERQS, the Agent may bid for, and purchase, the Reset PERQS or the AMAT Stock in the open market. See "Use of Proceeds and Hedging" above.

                                 The Agent proposes initially to offer the Reset PERQS directly to the public at the public offering price set forth on the cover page hereof; provided that the price will be $_______ per Reset PERQS and the underwriting discounts and commissions will be $_______ per Reset PERQS for purchasers of greater than or equal to 50,000 Reset PERQS in any case single transaction, subject to the holding period requirements described below.

                                 Generally, delivery of approximately 98.50% of the Reset PERQS purchased by an investor at the reduced price (the "Delivered Reset PERQS") will be made on the date of delivery of the Reset PERQS referred to on the cover of this Pricing Supplement. The balance of approximately 1.50% of the Reset PERQS (the "Escrowed Reset PERQS") purchased by each such investor will be held in escrow and delivered to such investor if the investor and any accounts in which the investor may have deposited any of its Delivered Reset PERQS have held all of the Delivered Reset PERQS for 45 calendar days following the date of the Pricing Supplement or any shorter period deemed appropriate by the Agent. If an investor or any accounts in which the investor has deposited any of its Delivered Reset PERQS fails to satisfy the holding period requirement, as determined by the Agent, all of the investor's Escrowed Reset PERQS will be forfeited by the investor and not delivered to it. The Escrowed Reset PERQS will instead be delivered to the Agent for sale to investors. This forfeiture will have the effect of increasing the purchase price per Reset PERQS for such investors to 100% of the principal amount of the Reset PERQS. Should investors who are subject to the holding period requirement sell their Reset PERQS once the holding period is no longer applicable, the market price of the Reset PERQS may be adversely affected. See also "Plan of Distribution" in the accompanying Prospectus Supplement.

United States Federal Income
  Taxation.....................  The following summary is based on the advice of Davis Polk & Wardwell, special tax counsel to the Company ("Tax Counsel"), and is a general discussion of the principal potential U.S. federal income tax consequences to holders who are initial holders of the Reset PERQS purchasing the Reset PERQS at the first price to the public at which a substantial amount of the Reset PERQS is sold for money (the "Issue Price"), and who will hold the Reset PERQS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Pricing Supplement may affect the tax consequences described herein. This summary does not address all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, insurance companies, tax-exempt organizations, dealers in options or securities, or persons who hold a Reset PERQS as a part of a hedging transaction, straddle, conversion or other integrated transaction). As the law applicable to the U.S. federal income taxation of instruments such as the Reset PERQS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

                                 U.S. Holders

                                 As used herein, the term "U.S. Holder" means an owner of a Reset PERQS that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

                                 General

                                 Pursuant to the terms of the Reset PERQS, the Company and every holder of a Reset PERQS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Reset PERQS for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a deposit with the Company of an amount of cash to secure the holder's obligation to purchase the AMAT Stock (the "Deposit"), which Deposit provides for quarterly interest payments (the "Deposit
                                 Interest Payments") at a rate of      % per
                                 annum, and (ii) a contract (the "Forward
                                 Contract") that requires the holder of the
                                 Reset PERQS to purchase, and the Company to
                                 sell, for an amount equal to $       (the
                                 "Forward Price"), the AMAT Stock at maturity
                                 (or, alternatively, upon an earlier
                                 redemption of the Reset PERQS). Based on the Company's determination of the relative fair market values of the Components at the time of issuance of the Reset PERQS, the Company will allocate 100% of the Issue Price of the Reset PERQS to the Deposit and none to the Forward Contract. The Company's allocation of the Issue Price among the Components will be binding on a holder of the Reset PERQS, unless such holder timely and explicitly discloses to the Internal Revenue Service
                                 (the "IRS") that its allocation is different from the Company's. The treatment of the Reset PERQS described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Reset PERQS or instruments similar to the Reset PERQS for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Reset PERQS. DUE TO THE ABSENCE OF AUTHORITIES THAT DIRECTLY ADDRESS INSTRUMENTS THAT ARE SIMILAR TO THE RESET PERQS, TAX COUNSEL IS UNABLE TO RENDER AN OPINION AS TO THE PROPER U.S. FEDERAL INCOME TAX CHARACTERIZATION OF THE RESET PERQS. AS A RESULT, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE RESET PERQS ARE NOT
                                 CERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT
                                 THE IRS OR THE COURTS WILL AGREE WITH THE
                                 CHARACTERIZATION DESCRIBED ABOVE.
                                 ACCORDINGLY, PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE RESET PERQS (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE RESET PERQS) AND WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION. UNLESS OTHERWISE STATED, THE FOLLOWING DISCUSSION IS BASED ON THE TREATMENT AND THE ALLOCATION DESCRIBED ABOVE.

                                 Tax Treatment of the Reset PERQS

                                 Assuming the characterization of the Reset
                                 PERQS and the allocation of the Issue Price as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

                                 Deposit Interest Payment and Original Issue
                                 Discount. The Deposit Interest Payment will generally be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition, if the Issue
                                 Price is less than 99.50% of the Forward
                                 Price, then the Deposit will be considered to have original issue discount, and such difference must be included in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, even though the U.S. Holder will not receive cash payments attributable to such income.
                                 If the Issue Price equals or exceeds 99.50%
                                 (but less than 100.00%) of the Forward Price, then the Deposit will be considered to have only de minimis original issue discount, and such difference need not be included in income for U.S. federal income tax purposes as it accrues but would, instead, be includible in income as capital gain upon maturity (even though the U.S. Holder will not receive cash payments attributable to such income).

                                 Tax Basis.  Based on the Company's
                                 determination set forth above, the U.S.
                                 Holder's tax basis in the Forward Contract will be zero, and the U.S. Holder's tax basis in the Deposit would be 100% of the Issue Price, increased by the amount of original issue discount, if any, included in such U.S. Holder's income during the period such U.S. Holder held the Reset PERQS.

                                 Settlement of the Forward Contract. Upon the maturity of the Forward Contract, a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied the Forward Price (which would equal the Issue Price plus any original issue discount or de minimis original issue discount) toward the purchase of AMAT Stock, and a U.S. Holder would not recognize any gain or loss with respect to any AMAT Stock received thereon (other than, as describe above, capital gain attributable to de minimis original issue discount). With respect to any cash received upon maturity, a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the pro rata portion of the Forward Price allocable to the cash. Any such gain or loss would generally be capital gain or loss, as the case may be. With respect to any AMAT Stock received upon maturity, the U.S. Holder would have an adjusted tax basis in such AMAT Stock equal to the pro rata portion of the Forward Price allocable thereto. The allocation of the Forward Price between cash and AMAT Stock should be based on the amount of the cash received and the relative fair market value, as of the maturity, of the AMAT Stock. The U.S. Holder's holding period of any AMAT Stock received would start on the day after the maturity of the Reset PERQS.

                                 Sale or Exchange of the Components. Upon a
                                 sale or exchange of a Reset PERQS prior to
                                 the maturity of the Reset PERQS, a U.S.
                                 Holder would recognize taxable gain or loss
                                 equal to the difference between the amount
                                 realized on such sale or exchange and such
                                 U.S. Holder's tax basis in the Components so
                                 sold or exchanged.  Any such gain or loss
                                 would generally be capital gain or loss, as
                                 the case may be.   For these purposes, the
                                 amount realized does not include any amount attributable to accrued but unpaid Deposit Interest, which would be taxed as described under "--Deposit Interest Payment and Original Issue Discount" above.

                                 Possible Alternative Tax Treatments of an
                                 Investment in the Reset PERQS

                                 Due to the absence of authorities that
                                 directly address the proper characterization of the Reset PERQS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Reset PERQS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                 The Company will take the position that the Contingent Payment Regulations do not apply to the Reset PERQS. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Reset PERQS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount income, subject to the adjustments described below, at a "comparable yield" on the Issue Price, which may be higher or lower than the Deposit Interest. In addition, the Contingent Payment Regulations require that a projected payment schedule, which must result in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to the Reset PERQS will generally be treated as ordinary income, and any loss realized will generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusion (which were not previously reversed) with respect to the Reset PERQS.

                                 Even if the Contingent Payment Regulations do not apply to the Reset PERQS, other alternative U.S. federal income characterizations or treatments of the Reset PERQS are also possible, which may also affect the timing and the character of the income or loss with respect to the Reset PERQS. It is possible, for example, that a Reset PERQS could be treated as constituting a pre-paid forward contract. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Reset PERQS.

                                 Proposed Legislation

                                 On February 4, 1998, Representative Barbara
                                 Kennelly released H.R. 3170 (the "Kennelly
                                 Bill"), which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as short term capital gain.
                                 It is unclear whether, if enacted in its present form, the Kennelly Bill would apply to a Reset PERQS. If the Kennelly Bill were to apply to a Reset PERQS, the effect on a U.S. Holder of a Reset PERQS would be to treat any long term capital gain recognized by such U.S. Holder on sale or exchange of the Reset PERQS attributable to the Forward Contract as short term capital gain, but only to the extent such long term capital gain exceeds the long term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired AMAT Stock itself on the issue date of the Reset PERQS and disposed of the AMAT Stock upon disposition of the Reset PERQS. In addition, the Kennelly Bill would impose an interest charge on the gain that was recharacterized on the sale or exchange of the Reset PERQS.
                                 As proposed, the Kennelly Bill would be
                                 effective for gains recognized after the date of enactment. U.S. Holders should consult their tax advisors regarding the potential application of the Kennelly Bill to the purchase, ownership and disposition of a Reset PERQS.

                                 Backup Withholding and Information Reporting

                                 A U.S. Holder of a Reset PERQS may be subject to information reporting and to backup withholding at a rate of 31 percent of the amounts paid to the U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 Non-U.S. Holders

                                 As used herein, the term "Non-U.S. Holder" means an owner of a Reset PERQS that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign trust or estate or
                                 (iv) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. The following summary addresses certain U.S. federal income tax consequences to holders who are initial holders of the Reset PERQS purchasing the Reset PERQS at the Issue Price, and who will hold the Reset PERQS as capital assets within the meaning of Section 1221 of the Code. This summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals that have lost U.S. citizenship or that have ceased to be taxed as U.S. resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to U.S. federal income tax. In addition, the following summary does not apply to persons for whom interest or gain on a Reset PERQS is effectively connected with a trade or business in the United States.

                                 As described above in "United States Federal
                                 Income Taxation-- General," the Company and every holder of a Reset PERQS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Reset PERQS for all purposes as an investment unit consisting of the Forward Contract and the Deposit.

                                 Subject to the discussion below concerning backup withholding, Deposit Interest Payments to a Non-U.S. Holder, and gain realized by the Non-U.S. Holder on the sale, exchange or other disposition of the Reset PERQS, should not be subject to U.S. federal income or withholding tax, provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided as discussed below; and (iii) the Non-U.S. Holder is not an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the U.S.

                                 Certification Requirements

                                 With respect to the Deposit Interest
                                 Payments, Sections 871(h) and 881(c) of the
                                 Code require that, in order to obtain the portfolio interest exemption from withholding tax, either the beneficial owner of the Reset PERQS, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Reset PERQS on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Reset PERQS is not a U.S. person. Under U.S. Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Reset PERQS certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and any Financial Institution holding the Reset PERQS on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Non-U.S. Holder (and furnishes the withholding agent with a copy thereof). With respect to Reset PERQS held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, for payments with respect to a Reset PERQS after December 31, 1999, unless the foreign partnership has entered into a withholding agreement with the IRS, a foreign partnership will be required, in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner.

                                 Prospective investors, including foreign partnerships and their partners, should consult their tax advisors regarding possible additional reporting requirements.

                                 Possible Alternative Tax Treatments of an
                                 Investment in a Reset PERQS

                                 As described above in "United States Federal
                                 Income Taxation--U.S. Holders--Possible
                                 Alternative Tax Treatments of an Investment in a Reset PERQS," the IRS may seek to treat the Reset PERQS as a debt instrument subject to the Contingent Payment Regulations. If such a characterization were successful, the tax consequences to a Non-U.S. Holder of ownership and disposition of a Reset PERQS would be the same as those described immediately above. However, if the IRS sought to recharacterize a Reset PERQS as a pre-paid forward contract, it is possible that all payments of stated interest made with respect to a Reset PERQS would be subject to withholding at a rate of 30%, unless a relevant income tax treaty applies. The Company does not currently intend to withhold on payments of stated interest, but will do so if required by law. Due to the absence of authorities that directly address instruments that are similar to a Reset PERQS, significant aspects of the U.S. federal income tax consequences of an investment in a Reset PERQS are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization of a Reset PERQS as an investment unit consisting of the Forward Contract and the Deposit.
                                 Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Reset PERQS.

                                 Backup Withholding and Information Reporting

                                 Under current Treasury Regulations, backup withholding at 31% will not apply to payments by the Company made on a Reset PERQS if the certifications required by Sections 871(h) or 881(c) are received.

                                 Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Reset PERQS made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or, in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the U.S., information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.

                                 Non-U.S. Holders of Reset PERQS should
                                 consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.




                 HYPOTHETICAL PAYMENTS ON THE RESET PERQS

               Based on a hypothetical Initial AMAT Price of $36 share of AMAT Stock and a first year cap of 135% and a second year cap of 135%, the following table illustrates, for a range of First Year Closing Prices and Maturity Prices, the consequent adjustments to the Exchange Ratio, Second Year Cap Prices, the Payments at Maturity Based on AMAT Stock for each $36 principal amount of Reset PERQS and the total return including interest payments, based on a hypothetical interest rate of 6.00% per annum, for each $36 principal amount of Reset PERQS.


               Initial
Initial AMAT   Exchange   First Year Cap    First Year     5/  /99 Adjusted   Second Year Cap
   Price        Ratio         Price        Closing Price    Exchange Ratio         Price
------------   --------   --------------   -------------   ----------------
   $36.00        1.00         $48.60         $  65.00          0.74769           $  87.75
   $36.00        1.00         $48.60         $  50.00          0.97200           $  67.50
   $36.00        1.00         $48.60         $  45.00          1.00000           $  60.75
   $36.00        1.00         $48.60         $  65.00          0.74769           $  87.75
   $36.00        1.00         $48.60         $  40.00          1.00000           $  54.00
   $36.00        1.00         $48.60         $  48.00          1.00000           $  64.80
   $36.00        1.00         $48.60         $  30.00          1.00000           $  48.60
   $36.00        1.00         $48.60         $  60.00          0.81000           $  81.00
   $36.00        1.00         $48.60         $  20.00          1.00000           $  48.60
   $36.00        1.00         $48.60         $ 100.00          0.48600           $ 135.00

                             135% of                                          Greater of (x)
                             Initial                                           135% of First
                            AMAT Price                                         Year  Closing
                                                                               Price and (y)
                                                                              First Year Cap
                                                                                   Price
                                                       Reset PERQS
                                    Reset PERQS        Payment at
                   5/  /2000        Payment at        Maturity plus
                    Adjusted      Maturity Based      6.00% Coupon
Maturity Price   Exchange Ratio    on AMAT Stock    ("Total Payment")
--------------   --------------   --------------    -----------------
   $ 100.00         0.65610           $65.61             $69.93
   $  65.00         0.97200           $63.18             $67.50
   $  65.00         0.93462           $60.75             $65.07
   $  75.00         0.74769           $56.08             $60.40
   $  60.00         0.90000           $54.00             $58.32
   $  45.00         1.00000           $45.00             $49.32
   $  40.00         1.00000           $40.00             $44.32
   $  45.00         0.81000           $36.45             $40.77
   $  15.00         1.00000           $15.00             $19.32
   $  20.00         0.48600           $ 9.72             $14.04

                                  Maturity Price
                                  times Adjusted
                                  Exchange Ratio
